UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vishay Precision Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92835K103
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]          Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92835K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.50% (5.33% as of 1/31/2012) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP NO. 92835K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Capital Advisors LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.50% (5.33% as of 1/31/2012) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP NO. 92835K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint Capital Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.50% (5.33% as of 1/31/2012) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO. 92835K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint GP, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.50% (5.33% as of 1/31/2012) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP NO. 92835K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Southpoint GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.50% (5.33% as of 1/31/2012) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO. 92835K103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John S. Clark II
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 677,123 shares (657,296 as of 1/31/2012) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.50% (5.33% as of 1/31/2012) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 92835K103

Item 1.

(a)	Name of Issuer
Vishay Precision Group, Inc.
(b)	Address of Issuer’s Principal Executive Offices
3 Great Valley Parkway, Suite 150 Malvern, PA 19355

Item 2.

(a)	Name of Person Filing
Southpoint Master Fund, LP Southpoint Capital Advisors LP Southpoint Capital Advisors LLC Southpoint GP, LP Southpoint GP, LLC John S. Clark II
(b)	Address of Principal Business Office or, if none, Residence
623 Fifth Avenue, Suite 2601 New York, NY 10022
(c)	Citizenship

Southpoint Master Fund, LP - Cayman Islands
Southpoint Capital Advisors LP - Delaware
Southpoint Capital Advisors LLC - Delaware
Southpoint GP, LP - Delaware
Southpoint GP, LLC - Delaware
John S. Clark II - United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
92835K103

CUSIP NO. 92835K103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2011, the Master Fund owned 677,123 shares of Common Stock.  The percentages herein are calculated based upon the 12,320,618 shares of Common Stock issued and outstanding as of November 9, 2011, as reported on the Issuer’s Form 10-Q filed with the SEC on November 9, 2011.  As of January 31, 2012, the Master Fund owned 657,296 shares of Common Stock.

(a)	Amount Beneficially Owned***

Southpoint Master Fund, LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint Capital Advisors LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint Capital Advisors LLC - 677,123 shares (657,296 as of 1/31/2012)
Southpoint GP, LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint GP, LLC - 677,123 shares (657,296 as of 1/31/2012)
John S. Clark II - 677,123 shares (657,296 as of 1/31/2012)

CUSIP NO. 92835K103

(b)	Percent of Class

Southpoint Master Fund, LP - 5.50% (5.33% as of 1/31/2012)
Southpoint Capital Advisors LP - 5.50% (5.33% as of 1/31/2012)
Southpoint Capital Advisors LLC - 5.50% (5.33% as of 1/31/2012)
Southpoint GP, LP - 5.50% (5.33% as of 1/31/2012)
Southpoint GP, LLC - 5.50% (5.33% as of 1/31/2012)
John S. Clark II - 5.50% (5.33% as of 1/31/2012)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Southpoint Master Fund, LP - 0 shares
Southpoint Capital Advisors LP - 0 shares
Southpoint Capital Advisors LLC - 0 shares
Southpoint GP, LP - 0 shares
Southpoint GP, LLC - 0 shares
John S. Clark II - 0 shares

	(ii)	shared power to vote or to direct the vote

Southpoint Master Fund, LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint Capital Advisors LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint Capital Advisors LLC - 677,123 shares (657,296 as of 1/31/2012)
Southpoint GP, LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint GP, LLC - 677,123 shares (657,296 as of 1/31/2012)
John S. Clark II - 677,123 shares (657,296 as of 1/31/2012)

	(iii)	sole power to dispose or to direct the disposition of

Southpoint Master Fund, LP - 0 shares
Southpoint Capital Advisors LP - 0 shares
Southpoint Capital Advisors LLC - 0 shares
Southpoint GP, LP - 0 shares
Southpoint GP, LLC - 0 shares
John S. Clark II - 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Southpoint Master Fund, LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint Capital Advisors LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint Capital Advisors LLC - 677,123 shares (657,296 as of 1/31/2012)
Southpoint GP, LP - 677,123 shares (657,296 as of 1/31/2012)
Southpoint GP, LLC - 677,123 shares (657,296 as of 1/31/2012)
John S. Clark II - 677,123 shares (657,296 as of 1/31/2012)

CUSIP NO. 92835K103

*** Shares reported herein are held by Southpoint Master Fund, LP for which Southpoint Capital Advisors LP serves as the investment manager and Southpoint GP, LP serves as the general partner.  Southpoint Capital Advisors LLC serves as the general partner of Southpoint Capital Advisors LP and Southpoint GP, LLC serves as the general partner of Southpoint GP, LP.  John S. Clark II serves as managing member of both Southpoint Capital Advisors LLC and Southpoint GP, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 92835K103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2012

SOUTHPOINT MASTER FUND, LP
By: Southpoint GP, LP, its General Partner
By: Southpoint GP, LLC, its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL ADVISORS LP
By: Southpoint Capital Advisors LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL ADVISORS LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LP
By: Southpoint GP, LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

JOHN S. CLARK II

By: /s/ John S. Clark II
John S. Clark II, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2012, is by and among Southpoint Master Fund, LP, Southpoint Capital Advisors LP, Southpoint Capital Advisors LLC, Southpoint GP, LP, Southpoint GP, LLC and John S. Clark II (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of Vishay Precision Group, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

SOUTHPOINT MASTER FUND, LP
By: Southpoint GP, LP, its General Partner
By: Southpoint GP, LLC, its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL ADVISORS LP
By: Southpoint Capital Advisors LLC,
its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT CAPITAL ADVISORS LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LP
By: Southpoint GP, LLC, its General Partner

By: /s/ John S. Clark II
John S. Clark II, Managing Member

SOUTHPOINT GP, LLC

By: /s/ John S. Clark II
John S. Clark II, Managing Member

JOHN S. CLARK II

By: /s/ John S. Clark II
John S. Clark II, individually